June 21, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Attention:	Marc Thomas Sarmad Makhdoom

RE:	Skyline Bankshares, Inc. (the “Company”) Form 10K for the Fiscal Year Ended December 31, 2023 File No. 333-209052

Dear Mr. Thomas and Mr. Makhdoom:

This letter is provided in response to the comment letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 13, 2024. For ease of reference, the comments have been reproduced below in italics followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Loans, page 36

1.

We note your disclosure on page 77 that the owner occupied or non-owner occupied commercial real estate (“CRE”) loans include loans are secured by office buildings and complexes, warehouses, manufacturing facilities, retail facilities and other commercial and industrial properties, among others. Please revise your disclosures, in future filings, to quantify the amount of owner occupied and non-owner occupied CRE, as well as to provide further disaggregation into the composition of your owner occupied and non-owner occupied CRE loan portfolio by type (e.g., by office, warehouse, retail, manufacturing, etc.) and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your commercial real estate loan portfolio.

Response:

The Company acknowledges the comment and confirms that it will revise its disclosures in future filings as requested, including providing disclosures which we believe are material to an investor’s understanding of the Company’s commercial real estate portfolio.

2.

In addition, please revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management, to the extent applicable, for your commercial real estate lending in response to the current environment.

Response:

The Company acknowledges the comment and confirms that it will revise its risk management discussion in future filings to illustrate specific risk management policies, procedures and other actions undertaken by management in response to the current environment.

Table 7. Maturity Schedule of Loans, as of December 31, 2023, page 37

3.

We note your tabular disclosure of loan maturity information for your Real Estate loans as of December 31, 2023. Please revise your disclosures, in future filings, to present loan maturity information for each loan category (e.g., Construction & Development, Farmland, Residential, Commercial Mortgage, etc.) for which disclosure is required in the financial statements. Refer to Item 1040(a) of Regulation S-K.

Response:

The Company acknowledges the comment and confirms that it will revise the loan maturity schedule in future filings to present the loan maturity information for each loan category for which disclosure is required in the financial statements.

If you have any questions or wish to discuss this matter further, please do not hesitate to contact me at (276) 773-2811.

Sincerely,

/s/ Lori C. Vaught

Lori C Vaught,

Chief Financial Officer

Skyline Bankshares, Inc.